Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
Jim Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP ANNOUNCES 2002
CONSOLIDATED RESULTS

•	Consolidated losses reflect the negative effect of poor performance of equity markets over life assurance portfolios;
•	Demonstrated improvements in operational indicators: net interest income, fee generation, streamlining and cost cutting in banking and insurance;
•	Repositioning of insurance activities produce positive results in operational performance of insurance operations;
•	Reinforcement of capitalization in banking and insurance groups;
•	Restructuring of insurance investment portfolios designed to lessen future impact of stock prices decline;

Luxembourg/Portugal – April 30, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) today announced its 2002 consolidated results.

ESFG showed a consolidated loss of 45.1 million Euros at end 2002 against a profit of 11.0 million Euros at the end of the preceding year. These results were positively influenced by good performances in terms of net interest income and commissions, against a backdrop of low economic growth in Portugal. However, the impact of the decline in stock prices in the insurance investment portfolios reflected very negatively in the final consolidated results, following the trend already established in mid 2002 and indicated in ESFG’s June 2002 results.

From an operational perspective, the performance of ESFG’s Portuguese banking operations was very creditable in 2002 (a trend which continued through the first quarter of 2003), in view of the difficult economic and market conditions in Portugal. This performance undoubtedly helped ESFG’s main banking subsidiary Banco Espírito Santo successfully to undertake a major capital increase in the Portuguese domestic market in early 2002.

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Meanwhile, the performance of ESFG’s insurance subsidiaries already showed positive trends as a result of the restructuring efforts carried out and the changes in business priorities implemented since 2001. Particular care was dedicated in 2002 to strengthening the capital of the insurance operations and to reforming their financial investment portfolios in order to reduce their vulnerability to further declines in market prices. The results of these policies became more noticeable in the first quarter of 2003.

Main Item Analysis
Net interest income grew 8.4% to reach 823.0 million Euros, against 759.1 million in 2001. This increase basically reflected the growth in volume and in margin experienced by Banco Espírito Santo and its subsidiaries in Portugal (“BES Group”). Indeed a good performance was achieved by BES Group’s institutions in the area of retail and corporate banking, and in particular that of BES Group’s operating units, set against a particularly difficult year. BES Group’s proactive stance in the innovation of savings products, the advance made in the segmentation process and enhanced customer service quality, were determining factors in this performance.

The 62.0% growth in ESFG’s consolidated provisions for loan losses to 231.8 million Euros in 2002 against 143.1 million Euros in 2001 corresponds principally to measures undertaken at the level BES Group, where provisions increased very significantly both for credit and for securities risks, in view of the deteriorating economic conditions in Portugal.

ESFG’s consolidated fees and commissions showed a small gain of 0.7% in the year, from 295.4 million Euros in 2001 to 297.5 million Euros in 2002. Again, this result was due mainly to the performance of BES Group where the improvement in the quality of services and the increase in the number of products sold to each client to four on average, were important factors. Corporate and project financing activities also contributed to this increase. A good level of commissions was achieved at other subsidiary levels, namely at Compagnie Bancaire Espírito Santo, the private banking subsidiary based in Lausanne, Switzerland.

Results from consolidated capital markets activities are reflected in the 7.7% growth in the aggregate of net trading account profits, net investment securities gains and net gains on foreign currency transactions, which resulted from trading in the Portuguese domestic market and extraordinary profits resulting from the sale of Banco Espírito Santo’s participation in Kredit Bank in Poland and the swap of BVLP shares for Euronext shares.

Consolidated Insurance Revenues declined 8.2% in 2002 to 1.2 billion Euros, following a deliberate strategy implemented by ESFG’s insurance subsidiaries in Portugal, designed to improve the quality of the insurance portfolio and reduce the level of claims. This strategy encompassed two main principles, firstly the increase in risk selectivity, secondly the de-emphasizing of certain types of insurance products, such as capitalization products, where the level of risk is higher and the use of capital greater. At the level of Companhia de Seguros Tranquilidade (“Tranquilidade”), the non-life company, these actions resulted in a small decline of 2.4% in premiums as a consequence of the increased selectivity criteria applied (overall market share declined from 9.5% in 2001 to 8.5% in 2002), significantly followed by an important reduction in the claims ratio from 73.5% to 66.3%.

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Furthermore, policies of cost reduction and reduction in headcount were carried out in the period. As a consequence, technical results before reinsurance increased 80.2% in 2002 to 77.2 million Euros, whilst technical results net of reinsurance increased 49.2% to 54.1 million Euros in the same period, highlighting the negative effect of the increase in reinsurance costs. Tranquilidade's combined ratio (including reinsurance activities) improved from 115.0% in 2001 to 107.3% in 2002 (112.8% to 100.0 before reinsurance) with the most significant reductions originating in the areas of fire, household comprehensive, workers compensations and motor insurance.

The performance of Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”), the life assurance subsidiary, was positively influenced by the shift away from capitalisation products towards traditional risk and private pension fund products. Tranquilidade Vida’s market share in the traditional products increased from 10.1% to 11.0% and in private pension plans reached 28.3%, as Tranquilidade Vida maintained its leadership in this activity in the Portuguese market. However, overall premiums declined 12.1% to 702.1 million Euros in 2002 reflecting the deliberate move away from capitalisation products, causing Tranquilidade Vida’s overall market share to decline from 18.0% in 2001 to 15.0% in 2002. Claims declined by 11.7% in the same period as the volume of policy maturities declined in 2002 when compared with the previous year.

The above mentioned progress achieved at the operational level both at Tranquilidade and Tranquilidade Vida, is the main factor behind the reduction of 9.3% registered by consolidated insurance benefits and claimscompared to the prior year.

However, results at Tranquilidade Vida were still significantly affected by the continuing decline in stock prices in 2002. The resulting un-realized losses incurred in Tranquilidade Vida’s portfolio in 2002 reflect, at ESFG’s consolidated level, in the item insurance underwriting and related expenses, which showed a 103.1% growth in 2002 to reach 230.3 million Euros. During the course of 2002 specific actions were undertaken to reduce the vulnerability of the portfolio to further declines in market prices. These included a reduction in the exposure to equity, and the conversion of certain equity-related derivatives into bond-related derivatives, which were considered advantageous, since equity and equity-related securities must be valued at market and bond and bond- related securities can be valued at cost. The overall weight of bonds in the investment portfolio of Tranquilidade Vida was increased from 56% to 64% whilst the weight of shares and investment funds was reduced from 22% to 17% by the end of 2002.

Significant reductions in cost growth achieved at the level of BES Group and, to a lesser extent, the insurance group, have helped keep the increase in consolidated salaries and benefits (+0.5%) and occupancy costs (+2.4%) relatively minimal. Operating costsat BES Groupwere below estimates, posting a nominal growth of 1.2%. Major contributors to this cost control were the effects of the integration of the main operating units (which resulted in a reduction of employees), the restructuring of transaction processes, the policy of renegotiating supply contracts and the general drive for cost cutting.

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
	December 31,
	2001	2002
	(in millions of Euros)	(in millions of Euros)

ASSETS

Cash and due from banks	2,028.6	1,815.2
Interest-earning deposits with other banks	3,497.2	4,929.7
Trading account securities	625.6	483.3
Investment securities	8,292.2	7,947.7
Loans and advances to customers	26,037.8	27,199.5
Allowance for loan losses	(637.4)	(782.6)
Accrued interest income	262.9	252.6
Investment in unconsolidated subs	754.3	808.4
Property and equipment	529.8	527.6
Other assets	1,357.5	2,407.2

TOTAL ASSETS	42,748.5	45,588.6

LIABILITIES

Deposits from banks	3,698.4	3,977.0
Demand deposits	6,656.9	6,832.2
Time deposits	12,020.7	12,383.4
Securities sold under repurchase agreements	761.9	1,536.3
Other short-term borrowings	1,929.3	1,433.5
Insurance policy reserves	4,501.1	4,977.5
Accrued interest and other liabilities	1,132.1	1,088.6
Corporate borrowings and long-term debt	10,038.8	10,983.1
Convertible bonds	199.5	307.3

TOTAL LIABILITIES	40,938.7	43,518.9

MINORITY INTERESTS	1,716.8	2,029.4

SHAREHOLDERS' EQUITY

Common stock, $10 per value : 100'000'000 shares authorized (2001 : 100'000'000) 47'908'551 issued (2001 : 47'908'551)	479.1	479.1
Treasury stock, at cost	(73.1)	(35.9)
Retained earnings	(326.8)	(407.8)
Accumulated other comprehensive income	13.8	4.9

TOTAL SHAREHOLDERS' EQUITY	93.0	40.3

TOTAL LIABILITIES and SHAREHOLDERS' EQUITY	42,748.5	45,588.6

ESPIRITO SANTO FINANCIAL GROUP SA AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
	31-Dec-00	31-Dec-01		31-Dec-02
	(in millions of Euros)	(in millions of Euros)		(in millions of Euros)

Interest income
Interest on loans	1,267.0	1,631.3		1,489.6
Interest and dividends on securities
Trading securities	11.7	28.0		98.0
Investment securities	266.4	242.0		180.5
Other interest income	200.3	244.6		119.6

Total interest income	1,745.4	2,145.9		1,887.7

Interest expense
Interest on deposits	705.6	859.9		524.1
Interest on securities sold under repurchase agreements	22.7	28.2		41.9
Interest on short-term borrowings	116.3	95.0		47.5
Interest on corporate borrowings and long-term debt	255.1	402.4		438.3
Interest on convertible bonds	0.0	1.3		12.9

Total interest expense	1,099.7	1,386.8		1,064.7

Net interest income	645.7	759.1		823.0
Provisions for loan losses	(135.2	(143.1)		(231.8)

Net interest income after provision for loan losses	510.5	616.0		591.2
Other income
Fee and commission income	315.3	295.4		297.5
Net trading account profits	31.0	(2.3)		(47.3)
Net investment securities gains	31.7	(50.9)		(30.2)
Insurance revenues	1,525.2	1,348.9		1,219.0
Net gains on foreign currency transactions	113.1	147.1		216.2
Other operating income	119.2	132.8		152.7
Total other income	2,135.5	1,871.0		1,807.9
Other expenses
Salaries and benefits	361.3	439.7		441.8
Occupancy cost	62.6	53.9		55.2
Insurance benefits and claims	1,302.5	1,161.4		1,053.1
Insurance underwriting and related expenses	77.6	113.4		230.3
Depreciation	59.0	62.9		65.6
Amortization	70.9	82.7		93.3
Other expenses	291.2	343.4		342.4
Total other expenses	2,225.1	2,257.4		2,281.7

Income before income taxes and minority interests	420.9	229.6		117.4
Income taxes	(74.6	(49.4)		(14.2)
Minority interests in income of consolidated subsidiaries	(241.7	(169.4)		(146.4)
Earnings in associated undertakings	1.7	0.2		(1.9)

Net income	106.3	11.0		(45.1)

NET INCOME PER SHARE	2.42	0.25		(1.04)
Basic	2.42	0.25	-1	(1.04	) -1
Diluted
Weighted average number of shaers outstanding	43,943,526	44,253,510		43,253,371
For basic earnings per share	43,943,526	44,253,510	-1	43,253,371	-1

(1) Convertible bonds interest and convetibles shares are excluded from the calcvulation due to anti-dilutive effect .